Manager Directed Portfolios
615 East Michigan Street | Milwaukee, Wisconsin 53202
September 16, 2025
VIA EDGAR TRANSMISSION
Mr. Raymond Be
Mr. Jeff Long
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Manager Directed Portfolios (the “Trust”)
Securities Act Registration No: 333-289548
Spyglass Growth Fund (S000060175) (the “Fund”)

REQUEST FOR ACCELERATION

Dear Mr. Be and Mr. Long:

The Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that the Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N‑14 on Friday, September 12, 2025 with respect to the above-named Funds, be accelerated to become effective on Wednesday, September 17, 2025, or as soon as possible thereafter.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from ALPS Distributors, Inc, the Fund’s underwriter, also requesting that effectiveness of Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N‑14 be accelerated to Wednesday, September 17, 2025, or as soon as possible thereafter.

If you have any additional questions or require further information, please contact Amber Kopp at amber.kopp@usbank.com.

Sincerely,

/s/ Amber Kopp
Amber Kopp
Secretary

September 16, 2025

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Manager Directed Portfolios (the “Trust”)
Securities Act Registration No: 333-289548
Spyglass Growth Fund (S000060175) (the “Fund”)

Dear Sir or Madam:

REQUEST FOR ACCELERATION. As the principal underwriter of the Fund, a series of the Trust, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, as amended, we request that effectiveness of the Pre-Effective Amendment No. 1 to the Registration Statement that was filed on Form N-14 on behalf of the Funds on September 12, 2025, be accelerated to September 17, 2025, or as soon as practicable thereafter.

Very truly yours,

ALPS Distributors, Inc

/s/ Stephen Kyllo

Stephen Kyllo, Managing Director